MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2015

The following management’s discussion and analysis (“MD&A”), which is dated as of April 27, 2016, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2015 (“fiscal 2015”) in comparison with those as at and for the financial year of the Company ended December 31, 2014 (“fiscal 2014”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2015 and fiscal 2014 (the “Annual Financial Statements”). As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.

As described in the going concern note to the Annual Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Annual Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which were followed up during 2014 (exploration was conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with local Turkish entities.

After the signing of these option agreements, the attention was directed to the properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the first option agreement ground runs into what was until September 2014 a tender designated area (see below). Similar mapping and soil sampling in the ground covered by the second option agreement revealed a one kilometre long gossan marked altered zone. The grounds covered by the two options are considered suitable for VMS-style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation in the ground covered by the second option agreement, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was held under the first option agreement referred to above (the “First Option”).

The Karaburun License and First Option ground cover the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this gossan/VMS system showed that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor carried out a phase one diamond drilling program at the Karaburun project, the results of which program were announced by the Company in July 2015.

In order to concentrate funds on the Karaburun Licence ground, being the most prospective ground at the Karaburun project taking into account the results from the phase one drilling program, Gentor terminated the First Option. In February 2016, Gentor signed a letter of intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed joint venture to further explore and develop the Karaburun Licence ground (the “Project”). The LOI sets out the intention to grant to Lidya an option (“Option”) to acquire an80% interest in the Project. The Option is subject to the negotiation and execution of a definitive agreement for the Option, contemplated to be signed within 120 days from the signing of the LOI. The LOI provides that the Option period shall be 24 months from the date of signing the definitive agreement (the “Option Period”), and that upon signing the LOI Lidya shall make a cash payment to Gentor for US$50,000. Other terms set out in the LOI include following:

a)	During the Option Period, Lidya will carry out exploration at the Project under work programs and budgets determined by Lidya, in consultation with Gentor.

b)

Until the end of August 2016, the exploration program funded and operated by Lidya will include a minimum of US$75,000 for exploration expenditures. Upon the end of August 2016, Lidya will have 30 days within which to notify Gentor of its intent to continue with the Option. If Lidya decides to continue with the Option, it will make a cash payment to Gentor for US$50,000.

c)

Lidya will be able to earn a 35% interest in the Project by spending an additional US$650,000 in exploration expenditures at the Project by the end of the first year of the Option Period. Lidya will then be able to earn a further 45% interest in the Project (for a total interest of 80%) by spending an additional US$1,350,000 in exploration expenditures by the end of the Option Period and by paying an additional cash amount of US$50,000 to Gentor.

d)

Upon completion of the expenditure commitments (i.e. US$2,075,000 in exploration expenditures on the Project and US$150,000 in cash payments to Gentor), Lidya and Gentor will continue as 80%-20% shareholders in a special purpose vehicle (“SPV”) to be formed, after which the relationship between Gentor and Lidya will be governed by industry standard joint venture terms, with each party funding its proportionate share of the SPV or suffering dilution. If either party dilutes to an interest in the SPV of less than 10%, it will revert to a 1% net smelter royalty.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2015	2014	2013

Net loss from continuing operations	$(180,846)	$ (1,054,669)	$ (1,580,191)
Net loss per share from continuing operations	(0.00)	(0.02)	(0.03)
Net loss	(180,846)	(1,162,625)	(20,106,911)
Net loss per share	(0.00)	(0.02)	(0.32)
Total assets	203,722	403,075	1,027,955
Total current liabilities	542,198	582,873	892,026
Total non-current liabilities	10,863	510,045	213,461

For fiscal 2015, the Company had a net loss from continuing operations of $180,846 compared to a net loss from continuing operations of $1,054,669 in fiscal 2014. The decrease in the net loss amount for fiscal 2015 is mainly related to a gain of $755,862 recorded on common share purchase warrants during fiscal 2015. The net loss from continuing operations in 2013 of $1,580,191 was higher than that of 2014, due to reduced spending for general and administrative expenses as well as eliminating spending on drilling and geology in 2014.

In 2014, the Company had a net loss from discontinued operation of $107,956 relating to the sale of the Company’s Oman properties (the “Oman Sale”), compared to $18,526,720 in fiscal 2013. The higher loss during fiscal 2013 was primarily due to a $17,448,198 impairment assessment on the mineral properties asset in respect of the Oman Sale to bring the asset to a value of $800,000 as of December 31, 2014. This amount represents the initial consideration the Company received upon closing the Oman Sale.

Results of Operations

For the year ended December 31, 2015, the Company reported a net loss from continuing operations of $180,846 ($0.00 per share) , as compared to a net loss from continuing operations of $1,054,669 ($0.02 per share) for fiscal 2014 and a net loss from continuing operations of $1,580,191 ($0.03 per share) for fiscal 2013. During the year ended December 31, 2015, variances in expenses for continuing operations occurred in the expense categories described below as compared to fiscal 2014 and fiscal 2013.

Field camps
Field camps expenses decreased to $188,522 for fiscal 2015 from $393,159 incurred during fiscal 2014 and $275,854 during fiscal 2013. The decrease in field camps expenses in 2015 is mainly due to decreased activities at the Karaburun project in Turkey following the completion of the drill program during the third quarter of 2015.

Geophysics
Geophysics expenses of $18,905 were incurred during fiscal 2015 as part of the exploration program for the year. No geophysics activities were undertaken during fiscal 2014. In fiscal 2013 the Company spent $5,001 in geophysics expenses for ground electro-magnetic surveys conducted over the Hacimeter project in eastern Turkey.

Geochemistry
Geochemistry expenses were nil for fiscal 2015 compared to $2,891 expensed during fiscal 2014 and $4,221 in fiscal 2013.

Drilling
Drilling expenses of $93,138 were incurred during fiscal 2015 for the Phase 1 diamond drilling program at the Karabarun project where 7 drill holes were completed totaling 1,707.80 metres. No drilling expenses were incurred during fiscal 2014 and fiscal 2013.

Professional and management fees
Professional and management fees, which include mainly management, legal and audit fees, decreased to $225,693 during year ended December 31, 2015, compared to $266,042 during fiscal 2014 mainly as a result of lower audit fees. Management fees of $111,655 were paid to Arnold Kondrat (President and Chief Executive Officer of the Company) during year ended December 31, 2015. The increased costs in fiscal 2014 compared to fiscal 2013 were mainly due to higher legal costs for general corporate activities.

Canadian dollar common share purchase warrants
The gain on Canadian dollar common share purchase warrants was $755,862 for fiscal 2015 compared to $105,739 for fiscal 2014 and nil during fiscal 2013. The gains in fiscal 2015 and fiscal 2014 are related to the issuance of warrants and their subsequent re-valuation.

Consulting fees
During the year ended December 31, 2015, Gentor incurred $32,357 in consulting fees. During the year ended December 31, 2014, Gentor incurred $131,736 in consulting fees for Arnold Kondrat, who is a director and Chief Executive Officer and President of the Company. There were no consulting fees incurred during the year ended December 31, 2013.

General and administrative
General and administrative expenses amounted to $329,933 during the year ended December 31, 2015, compared to $321,808 incurred during fiscal 2014 and $1,108,643 incurred during fiscal 2013. The expense items listed below are included in general and administrative expenses:

Travel and promotion
The Company incurred travel and promotion expenses of $28,244 during fiscal 2015, compared to $74,869 for fiscal 2014 and $60,691 for fiscal 2013 in relation to corporate travel costs, and shareholder relations.

Employee benefits
The Company employee benefits expenses increased to $197,527 during fiscal 2015 compared to $156,646 for fiscal 2014 due to the hiring of accounting staff at the head office. During fiscal 2013 the Company incurred employee benefits expenses of 673,090 which decreased in fiscal 2014 as a result of company-wide personnel reduction in fiscal 2014.

Office and sundry
Office and sundry expenses slightly increased to $40,839 during fiscal 2015, compared to $39,303 for fiscal 2014. Office and sundry expenses were relatively low due to reductions in overhead expenses in Canada and Turkey for the conservation of cash.

Foreign exchange gain/loss
The Company recorded a foreign exchange loss of $47,947 during fiscal 2015, compared to a foreign exchange gain of $9,984 for fiscal 2014 and a foreign exchange loss of $28,957 for fiscal 2013. Foreign exchange gains/losses are due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.

Stock-based compensation
The fair value of employee stock-based compensation expenses recorded during fiscal 2015 was $28,600, compared to $60,975 recorded during fiscal 2014 for stock options vesting during the respective years. Employee stock-based compensation expense of $78,256 was incurred in fiscal 2013.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2014 to the fourth quarter of fiscal 2015. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2015	2015	2015	2015
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss) from continuing operations	$ (11,519)	$ 28,087	$ (242,205)	$ 44,791
Net income (loss) from continuing operations per share	$ (0.00)	$ 0.00	$ (0.00)	$ 0.00
Net income (loss)	$ (11,519)	$ 28,087	$ (242,205)	$ 44,791
Net income (loss) per share	$ (0.00)	$ 0.00	$ (0.00)	$ 0.00

	2014	2014	2014	2014
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss) from continuing operations	$ 210,860	$ (1,210,052)	$ 1,299,253	$ (1,354,730)
Net income (loss) from continuing operations per share	$ 0.01	$ (0.02)	$ 0.02	$ (0.02)
Net income (loss)	$ 210,860	$ (1,224,101)	$ 1,280,709	$ (1,430,093)
Net income (loss) per share	$ 0.01	$ (0.02)	$ 0.02	$ (0.02)

The Company reported net loss from continuing operations of $11,519 during the fourth quarter of 2015 compared to net income from continuing operations of $28,087 during the third quarter of 2015.

The Company reported net income from continuing operations of $28,087 during the third quarter of 2015 compared to net loss from continuing operations of $242,205 during the second quarter of 2015. This change in results was due in part to a larger gain on fair value for common share purchase warrants during the third quarter and a decrease in general and administrative expenses during the third quarter. The fair value of common share purchase warrants increased by $271,871 to $745,970 during the third quarter compared to a gain on such value of $166,363 to $474,099 during the second quarter of 2015. The general and administrative expense incurred in the third quarter was $57,250 compared to $212,744 of general and administrative expenses incurred during the second quarter of 2015.

The Company reported a net loss from continuing operations of $242,205 during the second quarter of 2015 compared to net income from continuing operations of $44,791 during the first quarter of 2015. This change was related to a larger gain on fair value for common share purchase warrants during the first quarter and an increase in general and administrative expenses during the second quarter. The fair value of common share purchase warrants increased by $166,363 to $474,099 compared to a gain on such value of $307,736 during the first quarter of 2015. The general and administrative expenses increased by $212,744 to $255,563 compared to an expense of $42,819 during the first quarter of 2015.

The Company reported net income from continuing operations of $44,791 during the first quarter of 2015 compared to net income from continuing operations of $210,860 during the fourth quarter of 2014 due to a gain on fair value for common share purchase warrants of $307,736 during the first quarter of 2015 compared to a gain on such value of $575,750 during the fourth quarter of 2014.

The Company reported net income from continuing operations of $210,860 during the fourth quarter of 2014 compared to a net loss from continuing operations of $1,210,052 during the third quarter of 2014. The net income from continuing operations in the last quarter of 2014 was most significantly impacted by a fair value gain for common share purchase warrants in the amount of $575,750 and an overall decrease in the Company’s activities for the conservation of cash.

The Company reported a net loss from continuing operations of $1,210,052 during the third quarter of 2014 compared to net income from continuing operations of $1,299,253 during the second quarter of 2014. The net loss from continuing operations in the third quarter of 2014 was most significantly impacted by a loss on Canadian dollar common share purchase warrants of $711,341 and includes a loss of $12,621 from the sale of the Oman properties.

The Company reported net income from continuing operations of $1,299,253 during the second quarter of 2014 compared to a net loss from continuing operations of $1,354,731 during the first quarter of 2014. The net income from continuing operations in the second quarter of 2014 was mainly attributed to the gain on Canadian dollar common share purchase warrants of $1,448,188.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2015 was $129,065 compared to $294,592 as at December 31, 2014. The decrease in the cash balance was mainly the result of the use of funds for the exploration activities in Turkey and head office operations during fiscal 2015.

In May 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.08 (Cdn$0.10) for a period of two years. Directors and officers of the Company purchased 10,100,000 of the said units, as follows: Arnold T. Kondrat (Chief Executive Officer, President and a director of the Company) purchased 8,100,000 units, Richard J. Lachcik (a director of the Company) purchased 1,000,000 units, Geoffrey G. Farr (Corporate Secretary of the Company) purchased 500,000 units and Donat K. Madilo (Chief Financial Officer of the Company) purchased 500,000 units.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the years ended December 31, 2015 and 2014, other than in respect of the Oman properties. The Oman properties were sold in July 2014 and are no longer included in exploration and evaluation expenditures.

December 31, 2015	Turkey Project
Field camps expenses	188,522
Geophysics	18,905
Drilling	93,138
Professional fees	1,194
General & administration	40,341
Foreign exchange	13,956
Depreciation and amortization	30,652
TOTAL	$ 386,708

December 31, 2014	Turkey Project
Field camps expenses	393,159
Geochemistry	2,618
General & administration	15,087
Foreign exchange	(5,798)
Depreciation and amortization	18,244
TOTAL	$ 423,310

The following table provides a breakdown of the Company’s discontinued operation and exploration expenditures related to Oman incurred for the period ended July 15, 2014 and year ended December 31, 2013.

Total discontinued operation	For the period ended July 15, 2014	For the year ended December 31, 2013

Expenses
Field camp expenses	-	27,879
Geophysics	-	2,708
Geochemistry	-	370
Geology	-	112,033
Professional fees	2,072	28,758
General and administrative	85,951	902,343
Gain on sale of capital assets	-	(42,292)
Impairment of mineral properties	-	17,448,198
Depreciation	7,312	46,723
Net loss from discontinued operation	$ 95,335	$ 18,526,720

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at April 27, 2016, the Company had outstanding 95,253,840 common shares, warrants to purchase a total of 9,000,000 common shares and 1,700,000 stock options.

Related Party Transactions

As of December 31, 2015, an amount of $53,001 (December 31, 2014 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

During the year ended December 31, 2015, an amount representing common office expenses of $79,946 due to Banro Corporation (“Banro”), a company with common directors during part of2014, was cancelled as a result of a settlement between Banro and the Company. As at December 31, 2014 an amount of $64,920 was due to Banro.

As of December 31, 2015, an amount of $44,615 (December 31, 2014 - $28,583) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2015, an amount of $48,838 (December 31, 2014 - $25,230) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company. As of December 31, 2015, an amount of $327 was owed from Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by the Company.

As of December 31, 2014, the Company had repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.).

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In January 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)” – simplifying the Income Statement presentation by eliminating the concept of extraordinary items. The amendments in the update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendment retrospectively to all periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”).

This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US

GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the

Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. As at December 31, 2015, no impairment was recorded against the carrying value of mineral properties.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2015, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2015, the Company estimated that all options will vest.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.41% - 0.59%, which is based on the Bank of Canada benchmark bonds, yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 74% - 115%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

At December 31, 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2015
Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$10,863	-

December 31, 2014
Assets:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$510,046	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish liras. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had the equal but opposite effect as at December 31, 2015.

	Canadian	Turkish
	Dollar	Lira
Cash	25,841	17,544
Prepaids and advances	-	40,363
Accounts payable	(115,476)	(10,457)
Accrued liabilities	(120,000)	-
Total foreign currency working capital	(209,636)	47,451
US$ exchange rate at December 31, 2015	0.7225	0.3432
Total foreign currency net working capital in US$	(151,462)	16,284
Impact of a 10% strengthening of the US$ on net income (loss)	(15,146)	1,628

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).